UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: June 2008 (1)

File No.:  000-51082

DITTYBASE TECHNOLOGIES INC.

(Translation of Registrant’s Name into English)

Suite 102, 31 Bastion Square, Victoria, BC Canada V8W 1J1

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F:    Form 20F  [ X ]    Form 40F  [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes   [    ]  No   [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b):  82 - _____________.

Submitted herewith:

Unaudited financial statements for the six-month period ended June 30, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DITTYBASE TECHNOLOGIES INC.

Date: August 28, 2008

“Tim Daniels”

Tim Daniels

President and Chief Financial Officer